

Mail Stop 3720

March 9, 2016

OC Kim
President
Franklin Wireless Corp.
9707 Waples Street
Suite 150
San Diego, California

     Re: **Franklin Wireless Corp.**
              Form 10-K for Fiscal Year Ended June 30, 2015
              Filed September 28, 2015
              File No. 1-14891

Dear Mr. Kim:

We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Business, page 4

We note your response to our comment regarding non-disclosure agreements between the company and two significant customers. However, section (c)(1)(vii) of Item 101 of Regulation S-K requires the disclosure of the names of any customers from which sales amount to 10% or more of revenues, the loss of which customer would have a material adverse effect on the company. Please revise your disclosure accordingly in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications